Exhibit (a)(11)

Amended Designation of

One Existing Series of Shares of Beneficial Interest,

Par Value $0.01 Per Share, of

PIMCO Funds

RESOLVED, pursuant to Sections 5.11.6 of the Amended and Restated Declaration of Trust of PIMCO Funds (formerly the Pacific Investment Management Institutional Trust) dated March 31, 2000 (“Declaration”), the series of shares of beneficial interest of the Trust designated as “PIMCO Money Market Portfolio” by instrument dated February 26, 2008, is hereby redesignated, without in any way changing the rights or privileges of the series or its shareholders, as:

PIMCO Short-Term Floating NAV Portfolio

IN WITNESS WHEREOF, the undersigned have executed this instrument the 9th day of October, 2008.

/s/ R. Wesley Burns
R. Wesley Burns

/s/ E. Philip Cannon
E. Philip Cannon

/s/ Vern O. Curtis
Vern O. Curtis

/s/ J. Michael Hagan
J. Michael Hagan

/s/ Brent R. Harris
Brent R. Harris

/s/ William J. Popejoy
William J. Popejoy